REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the three and nine months ended September 30, 2017

(Stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

	Notes	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		$30,834	$60,752
Guaranteed investment certificate		95,000	1,450,000
Sales taxes recoverable		170,837	66,060
Prepaid expenses and deposits		143,133	236,055
		439,804	1,812,867
Non-current assets
Equipment	6	12,204	15,320
Total assets		$452,008	$1,828,187

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	$1,279,694	$621,737

Shareholders’ equity (capital deficit)
Common shares	7	25,055,206	21,910,238
Contributed surplus	7	4,287,947	4,071,899
Accumulated deficit		(30,170,839)	(24,775,687)
Total shareholders’ equity (capital deficit)		(827,686)	1,206,450
Total liabilities and shareholders’ equity (capital deficit)		$452,008	$1,828,187

Going concern                                                                                                                                                                                                2 a)

Events after the reporting date                                                                                                                                                                  12

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three and nine months ended
(Stated in Canadian Dollars)
(Unaudited)

	For the three months ended		For the nine months ended

	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016

Expenses
Research and development (Note 8)	$796,869	$132,112	$2,461,809	$699,995
General and administrative (Note 6 and 8)	417,634	506,808	2,944,999	1,820,004
Loss before other items	(1,214,503)	(638,920)	(5,406,808)	(2,519,999)
Other items:
Foreign exchange gain (loss)	24,181	(13,623)	5,347	20,381
Interest income	1,402	-	6,309	-

Total comprehensive loss	$(1,188,920)	$(652,543)	$(5,395,152)	$(2,499,618)
Basic and diluted loss per share	$(0.06)	$(0.10)	$(0.30)	$(0.38)

Weighted average shares outstanding	18,626,748	6,726,163	17,997,705	6,564,294

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended
(Stated in Canadian Dollars)
(Unaudited)

	September 30, 2017	September 30, 2016

Operating activities
Comprehensive loss	$(5,395,152)	$(2,499,618)
Add items not involving cash:
Depreciation	3,115	4,335
Stock-based compensation	115,800	362,094

Changes in non-cash working capital balances:
Sales taxes recoverable	(104,777)	(3,686)
Prepaid expenses and deposits	92,922	70,138
Accounts payable and accrued liabilities	657,958	977,507
Net cash used in operating activities	(4,630,134)	(1,089,230)

Investing activities
Guaranteed Investment Certificate	1,355,000	-
Net cash provided by investing activities	1,355,000	-

Financing activities
Issuance of common shares, net	3,245,216	829,522
Subscriptions received	-	104,000
Net cash provided by financing activities	3,245,216	933,522

Increase in cash and cash equivalents during the period	(29,918)	(155,708))

Cash and cash equivalents, beginning of the period	60,752	175,791

Cash and cash equivalents, end of the period	$30,834	$20,083

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2017	15,657,530	$21,910,238	$4,071,899	$(24,775,687)	$1,206,450
Shares issued upon exercise of warrants for cash at $0.85 – Note 7 (h)	437,118	371,551	-	-	371,551
Share issued – Note 7 b) i	2,532,100	3,165,264	-	-	3,165,264
Finders fees – Note 7 (b) i	-	(391,847)	100,248	-	(291,599)
Stock-based compensation – Note 7 (e)	-	-	115,800	-	115,800
Net loss for the period	-	-	-	(5,395,152)	(5,395,152)
Balance, Sept 30, 2017	18,626,748	$25,055,206	$4,287,947	$(30,170,839)	$(827,686)

	Common Stock
			Share subscriptions	Contributed	Accumulated
	Shares	Amount		Surplus	Deficit	Total

Balance, January 1, 2016	6,348,038	$16,498,743	$-	$3,403,869	$(20,504,393)	$(601,781)
Shares released from escrow – Note 5	(60,000)	341,000	-	(341,000)	-	-
Shares issued upon exercise of warrants for cash at $2.20 – Note 7 (h)	111,362	244,997	-	-	-	244,997
Shares issued – Note 7 (b) I, ii	326,763	584,525	-	-	-	584,525
Share subscriptions – Note 7 j	-	-	104,000			104,000
Stock-based compensation – Note 7	-	-	-	362,094	-	362,094
Net loss for the period	-	-	-	-	(2,499,618)	(2,499,618))
Balance, Sept 30, 2016	6,726,163	$17,669,265	$104,000	$3,424,963	$(23,004,011)	$(1,805,783)

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011.  The Company’s reporting jurisdiction is British Columbia.  Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These condensed consolidated interim financial statements for the nine-month period ended September 30, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting.  They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2016 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The condensed consolidated interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2016 annual financial statements. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 29, 2017.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a)	Going Concern of Operations

These condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At September 30, 2017, the Company is in the research stage, has accumulated losses of $30,170,839 since its inception and expects to incur further losses in the development of its business. The Company will require additional funding to continue its research and development activities, which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

6

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation - continued

a)	Going Concern of Operations - continued

If the going concern assumptions were not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3.	Critical Accounting Estimates and Judgements

RepliCel’s management make estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies and sources of estimation uncertainty that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim financial statements within the next financial year are the same as those that applied to the Company’s 2016 annual financial statements.

4.	Accounting Standards, Amendments and Interpretations

Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2016. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application.  In all cases, the Company intends to apply these standards from application date as indicated below:

•	Amendment to IFRS 7, Financial Instruments: Disclosure

Amended to require additional disclosures on transition from IAS 39 to IFRS 9.  Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

•	IFRS 9 Financial Instruments

IFRS 9 reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9.  The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Based on current operations, the Company does not expect this standard to have significant financial reporting implications.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

4. Accounting Standards, Amendments and Interpretations – continued

•	IFRS 15 Revenue from Contracts with Customers

IFRS 15 will replace IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations on revenue. IFRS 15 establishes a single five‐step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. Currently, no impact on the Company’s condensed interim consolidated financial statements is expected.

•	IFRS 16 Leases

The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17 Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company does not expect this new standard to have significant financial reporting implications, as currently, no lease agreements within the scope of IFRS 16 have been entered into.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

5.	Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 440,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 340,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The Compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$5.00 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$5.00.

During the nine months ended September 30, 2017, Nil (2016 - 170,000) common shares held in escrow were released and Nil (2016 - 60,000) common shares were cancelled and returned to the Company in connection with the resignation of the Company’s previous CEO.  Stock based compensation of $Nil (representing the fair value of the shares that were released when the escrow agreement was modified) was recognized for these shares during the period ended September 30, 2017 (Nine months ended September 30, 2016: $341,000).  The fair value of the shares on modification was $3.10. The other 100,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

6.	Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At January 1, 2017	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At September 30, 2017	14,249	41,751	56,000
Depreciation: At January 1, 2017	9,849	30,832	40,681
Charge for the period	660	2,455	3,115
At September 30, 2017	10,509	33,287	43,796
Net book value at September 30, 2017	$3,740	$8,464	$12,204

	Furniture and Equipment	Computer Equipment	Total
Cost: At January 1, 2016	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2016	14,249	41,751	56,000
Depreciation: At January 1, 2016	8,749	26,151	34,900
Depreciation	1,100	4,680	5,780
At December 31, 2016	9,849	30,831	40,680
Net book value at December 31, 2016	$4,400	$10,920	$15,320

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital

a)	Authorized:

Unlimited common shares without par value

Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

b)    Issued and Outstanding:

During the nine month period ended September 30, 2017:

i)
On February 24, 2017, the Company completed a private placement of 2,532,100 units for gross proceeds of $3,165,264. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional share for a period of three years from the closing of the financing at a price of $2.00 per share.

Echelon Wealth Partners Inc. (“Echelon”), Haywood Securities Inc. and Clarus Securities Inc. (collectively, the “Agents”) acted as agents with respect to the Brokered Financing. Echelon received a commission of $218,130 and the Agents received agents’ warrants to purchase an aggregate of 174,504 Shares of the Company at a price of $2.00 per share for a period of three years from closing of the Financings. Echelon also received a corporate finance fee of $44,800 and 15,000 agent’s warrants in connection with the Non-Brokered Financing.

The fair value of the agent’s warrants was $100,248. The fair value of the agent’s warrants has been estimated using the Black Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0% (2) expected volatility – 96.81% (3) risk free rate – 1.11% (4) expected life – 36 months.

During the year-ended December 31, 2016:

ii)
On October 14, 2016, the Company has entered into a debt settlement agreement whereby the aggregate amount of $374,072 owed by the Company to certain creditors will be settled by the issuance of 719,368 units (each, a “Unit”). Each Unit consists of one common share of the Company (each, a “Share”) and one share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one additional Share for a period of two years at a price of $1.10 per Share.

The Warrants will be subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange (the “TSXV”) of greater than $2.00 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Debt Settlement, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.

The Company received the approval of the Debt Settlement from the TSXV and issued the Shares and the Warrants on December 28, 2016.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

b)   Issued and Outstanding:

iii)
The Company closed a non-brokered private placement on October 28, 2016 of 8,199,999 units (each, a “Unit”) at a price of $0.52 per Unit for proceeds of $4,263,999 (the “Offering”). Each Unit consists of one common share of the Company (each, a “Share”) and one share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one additional Share for a period of two years from the closing of the Offering at a price of $0.52 per Share. In connection with the Offering, the Company paid $214,374 in finders’ fees, issued 339,391 finder’s warrants and 12,000 finder’s Units.

The Warrants are subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange of greater than $2.00 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Offering, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.

The fair value of the agent’s warrants have been estimated using the Black Scholes option pricing model.  The assumptions used to determine the fair value were as follows: (1) dividend yield – 0%; (2) expected volatility – 102%; (3) a risk-free interest rate of 0.70%; (4) an expected life of 24 months.  The value assigned to the agent’s warrants was $176,483.

iv)
On July 22, 2016, the Company’s board of directors authorized a plan to proceed with a consolidation of its outstanding common shares on the basis of ten (10) pre-consolidation Shares for one (1) post-consolidation Share. This plan was approved on August 10, 2016.  The financial statements have been adjusted to reflect this consolidation.

v)	On April 4, 2016, the Company closed a non-brokered private placement of 188,763 shares at a price of $2.00 per share for gross proceeds of $377,525. There were no warrants attached to the financing.

vi)
On June 1, 2016, the Company closed a non-brokered private placement of 138,000 common shares at a price of $1.50 per share for gross proceeds of $207,000.  There were no warrants attached to the financing.

c)   Stock Option Plans:

(i)
On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant.  The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

(ii)
Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after six to seven years.  Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement.  All other terms remained the same.  This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

d)  Fair value of Company Options Issued from January 1, 2017 to September 30, 2017

During the nine months period ended September 30, 2017, 75,000 options were granted to a director of the Company, and Nil options were forfeited (for the nine months ended September 30, 2016: Nil granted and Nil forfeited).

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

e)  Stock-based Compensation

The Company recognized a fair value of $115,800, as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements for the nine months ended September 30, 2017 (for the nine months ended September 30, 2016 - $25,399).

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the nine months ended September 30, 2017 and the year ended December 31, 2016 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2017	1,417,000	$2.89
Granted	75,000	1.64
Cancelled	(92,000)	0.81
Outstanding, September 30, 2017	1,400,000	$2.04
Exercisable, September 30, 2017	1,400,000	$2.04

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2016	484,000	$7.10
Granted	1,025,000	0.60
Cancelled	(92,000)	5.51
Outstanding, December 31, 2016	1,417,000	$2.89
Exercisable, December 31, 2016	1,412,000	$1.43

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

e)   Stock-based Compensation – continued

As at September 30 2017, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.36 - $8.50 (2016: $3.60 - $8.50) and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 2.41 years (2016: 2.89 years).

f)   Escrow Shares

Pursuant to the Acquisition described in Note 5, at September 30, 2017:

i)
Nil (December 31, 2016: Nil) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share.  During the nine-month period ended September 30, 2017, Nil shares were released from escrow (year ended December 31, 2016: 170,000) and Nil (December 31, 2016: 60,000) shares were cancelled. The Company recognized a fair value of $Nil (December 31, 2016: $341,000) as stock based compensation expense in the statement of operations for the period.

g)   Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, January 1, 2016	25,000	$ US 20.00
Exercised	-	-
Expired	(25,000)	(US 20.00)
Outstanding, December 31, 2016 and September 30, 2017	-	$-

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s condensed consolidated interim statement of financial position and are fair valued at each reporting period.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

h)    Warrants

The number of warrants outstanding at September 30, 2017, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry
May 9, 2014	309,983	$ 5.00	May 9, 2018	**
May 21, 2014	60,200	$ 5.00	May 21, 2018	*
June 16, 2014	66,600	$ 5.00	June 16, 2018	**
June 25, 2015	657,509	$ 5.10	June 25, 2018
November 20, 2015	173,900	$ 1.14	November 20, 2017	***
December 23, 2015	21,900	$ 4.00	December 23, 2017
February 25, 2016	111,362	$ 4.00	February 25, 2018
October 28, 2016	7,762,881	$ 0.85	October 28,2018
October 28, 2016	339,391	$ 0.85	October 28,2018
December 28, 2016	719,368	$ 1.10	December 28, 2018
February 24, 2017	2,721,604	$ 2.00	February 24, 2020
Outstanding, Sept 30, 2017	12,944,698	$ 1.50

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, January 1, 2016	1,650,315	$6.50
Issued	9,370,120	0.87
Exercised	(111,362)	(2.20)
Expired	(60,634)	(6.55)
Outstanding, December 31, 2016	10,848,439	$1.65
Issued	2,721,604	2.00
Exercised	(437,118)	0.85
Expired	(188,227)	1.96
Outstanding, September 30, 2017	12,944,698	$1.50

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

h)	Warrants – continued

*The Company announced that it has applied to the TSXV for approval to amend the exercise price of 73,700 warrants (the “2014 Warrants”) issued pursuant to the private placement announced on May 20, 2014 from $10.00 to $5.00 for the first year and from $12.50 to $5.00 for the second year, and to extend the expiry date from May 20, 2016 to May 20, 2018.  The exercise period for the 2014 Warrants will also be amended by reducing the exercise period to 30 days if, for any consecutive trading days during the unexpired term of the 2014 Warrants, the closing price of the Company’s listed shares exceeds $6.25.

**On April 29, 2016, the Company received approval from the TSXV to extend the term of 376,583 share purchase warrants (the “Warrants”).  The original term of 309,983 of the Warrants was two years and expired on May 9, 2016 and the original term of 66,600 of the Warrants was two years and will expire on June 16, 2016.  The Company proposed to extend the expiry date for a further two-year period to May 9, 2018 for 309,983 of the Warrants and to June 16, 2018 for 66,600 of the Warrants.

The Company also received approval by the TSXV to amend the exercise price of 309,983 warrants (the “Repriced Warrants”) from $10.00 to $5.00 for the first year and from $12.50 to $5.00 for the second year. The exercise period for the Repriced Warrants will also be amended by reducing the exercise period to 30 days if, for any consecutive trading days during the unexpired term of the Repriced Warrants, the closing price of the Company’s listed shares exceeds $6.25.

During the year-ended December 31 2016, the Company offered a warrant incentive program (the “Program”) which allowed holders of warrants to exercise warrants at an exercise price of $2.20 for a 14-day period up until February 24, 2016. 111,362 warrants were exercised in connection with the Program. If not exercised on or before February 24, 2016, the warrants would be exercisable under their current warrant exercise terms until expiry.

*** On March 6, 2017, the Company announces that it has applied to the TSX Venture Exchange (the “Exchange”) for an amendment to the exercise price of 148,226 non-transferable share purchase warrants (the “April Warrants”) expiring April 10, 2017 from $5.00 to $1.14 and 173,900 non-transferable share purchase warrants (the “November Warrants”) expiring on November 20, 2017 from $4.00 to $1.14. All other terms of the April Warrants and the November Warrants will remain the same. The amendment to the exercise price is subject to the approval of the Exchange.

i)	Agent’s Options

The number of agent’s options outstanding at September 30, 2017 each exercisable into one unit of the Company.  A unit is exercisable into one common share and one share purchase warrant, where one share purchase warrant is exercisable into one common share.  The number of agent’s options outstanding at September 30, 2017 is as follows:

	Agent’s Options Outstanding	Weighted Average Exercise Price	Expiry
November 20, 2015	13,912	$3.10	November 20, 2017 (Note 7(b))
December 23, 2015	952	$3.10	December 23, 2017 (Note 7(b))
Outstanding, December 31, 2016 and September 30, 2017	14,864	$3.10
8.	Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30, 2017	December 31, 2016
Companies controlled by directors of the Company	$15,250	$15,250
Directors or officers of the Company	260,020	232,491
	$275,270	$247,741

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	Three months ended		Nine months ended
	30-Sept-17	30-Sept-16	30-Sept-17	30-Sept-16
Research and development	$50,000	$Nil	$150,000	$1,535
	$50,000	$Nil	$150,000	$1,535

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended		Nine months ended
	30- Sept-17	30- Sept -16	30- Sept -17	30- Sept -16
General and administrative - salaries	$60,000	$42,917	$180,000	$172,500
Directors' fees	13,750	-	41,250	-
Stock-based compensation	-	-	115,800	362,094
	$73,750	$42,917	$337,050	$534,594

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

9.     Financial Instruments and Risk Management

As at September 30, 2017, the Company’s financial instruments are comprised of cash, guaranteed investment certificate(s), and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

•	Currency risk;
•	Credit risk;
•	Liquidity risk; and
•	Interest rate risk.

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At September 30, 2017 the Company held US dollar cash balances of $11,992 (US$9,621) (December 31, 2016: $565 (US$420)). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$119 (US$96) on the cash balance held September 30, 2017.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(Stated in Canadian Dollars)
(Unaudited)

9.    Financial Instruments and Risk Management – continued

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at September 30, 2017:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$1,279,694	$1,279,694

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

There were no changes to the Company’s fair value measurement levels during the year ended September 30, 2017 (2016: no change).  The Company does not have any level 3 fair value measurements (2016: none).

10.	Commitments

The Company has entered into an operating lease agreement for its office premises.  The term of the lease is for three years ending on October 31, 2017.  The annual commitments under the lease are as follows:

2017
$11,976

The Company has entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement.  The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement.  No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company’s management is actively seeking to continue discussions and/or negotiations.  Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

From time to time the Company is subject to claims and lawsuits arising from the in the ordinary course of operations.  In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company’s financial position.

11.   Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

12.	Events After the Reporting Date

Subsequent to the reporting date, the Company has completed its non-brokered private placement of 2,815,881 common shares (each, a "Share") at a price of $0.41 per share for gross proceeds of $1,154,511. The common shares were issued at a standard discount to market price without any accompanying warrants.